                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C





                                    FORM 11-K


{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001




                                       OR




{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________


                         Commission file number 0-12379
                                                -------



                  FIRST FINANCIAL BANCORP THRIFT PLAN AND TRUST
                                  300 HIGH ST.
                               HAMILTON, OH 45011


                             First Financial Bancorp
                                  300 High St.
                               Hamilton, OH 45011

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

First Financial Bancorp Thrift Plan and Trust

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

                  First Financial Bancorp Thrift Plan and Trust

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 2001 and 2000





                                TABLE OF CONTENTS

Report of Independent Auditors ...........................................1

Financial Statements

Statements of Net Assets Available for Benefits ..........................2
Statements of Changes in Net Assets Available for Benefits ...............4
Notes to Financial Statements ............................................6

Supplemental Schedules

Schedule of Assets (Held at End of Year) ................................13
Schedule of Reportable Transactions .....................................14

..                         REPORT OF INDEPENDENT AUDITORS


Thrift Plan and Trust Administrative Committee
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust at December 31, 2001 and 2000, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held as of December 31, 2001, and reportable transactions for the year then ended, are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 19, 2002

                                          First Financial Bancorp Thrift Plan and Trust

                                Statement of Net Assets Available for Benefits, with Fund Information

                                                          December 31, 2001


                                                                               FUND INFORMATION
                                           ----------------------------------------------------------------------------------------
                                                                                                            FIRST
                                                                                                          FINANCIAL
                                                                                                           BANCORP
                                                                FIXED                                      COMMON
                                                SAVINGS        INCOME       BALANCED        EQUITY         STOCK     INTERNATIONAL
                                                 FUND           FUND          FUND           FUND           FUND         FUND
                                           ----------------------------------------------------------------------------------------

ASSETS
Investments -- at fair value:
     Goldman Sachs Prime Corporate
          Money Fund                         $ 2,776,965   $    63,317   $    36,535   $    88,601   $   150,624   $    29,291
     Fixed Income Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                         --       1,924,162     1,089,689          --            --            --
     Equity Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                         --            --       1,698,541     5,220,778          --            --
     First Financial Bancorp
          common stock                              --            --            --            --      23,249,409          --
     Manager International Equity Fund              --            --            --            --            --         150,525
     T Rowe Price International Stock Fund          --            --            --            --            --         143,201
     Templeton Foreign Fund-Class A                 --            --            --            --            --         184,176
     Vanguard 500 Index Fund                        --            --            --            --            --            --
     Neuberger and Berman Genesis Fund              --            --            --            --            --            --
     Liberty Acorn Class Z                          --            --            --            --            --            --
     T Rowe Price New Horizons Fd                   --            --            --            --            --            --
                                           ----------------------------------------------------------------------------------------
Total investments                              2,776,965     1,987,479     2,824,765     5,309,379    23,400,033       507,193


Receivables:
     Interest and dividends                        5,740           128            58           101       197,438            29
                                           ----------------------------------------------------------------------------------------
Total Receivables                                  5,740           128            58           101       197,438            29


Cash                                                --            --            --              40           154            50
                                           ----------------------------------------------------------------------------------------

Net assets available for benefits            $ 2,782,705   $ 1,987,607   $ 2,824,823   $ 5,309,520   $23,597,625   $   507,272
                                           ========================================================================================


                                                            FUND INFORMATION
                                           -----------------------------------------------------



                                                 VANGUARD       SMALL
                                                500 INDEX        CAP          2001
                                                   FUND          FUND         TOTAL
                                           ------------------------------------------------------

ASSETS
Investments -- at fair value:
     Goldman Sachs Prime Corporate
          Money Fund                          $    75,442   $    69,688   $ 3,290,463
     Fixed Income Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                          --            --       3,013,851
     Equity Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                          --            --       6,919,319
     First Financial Bancorp
          common stock                               --            --      23,249,409
     Manager International Equity Fund               --            --         150,525
     T Rowe Price International Stock Fund           --            --         143,201
     Templeton Foreign Fund-Class A                  --            --         184,176
     Vanguard 500 Index Fund                    2,665,985          --       2,665,985
     Neuberger and Berman Genesis Fund               --         271,089       271,089
     Liberty Acorn Class Z                           --         262,725       262,725
     T Rowe Price New Horizons Fd                    --         266,694       266,694
                                           ------------------------------------------------------
Total investments                               2,741,427       870,196    40,417,437


Receivables:
     Interest and dividends                         9,760            54       213,308
                                           ------------------------------------------------------
Total Receivables                                   9,760            54       213,308


Cash                                                  121            81           446
                                           ------------------------------------------------------

Net assets available for benefits             $ 2,751,308   $   870,331   $40,631,191
                                           ======================================================


See accompanying notes.

                                              First Financial Bancorp Thrift Plan and Trust

                                Statement of Net Assets Available for Benefits, with Fund Information

                                                          December 31, 2000


                                                                                 FUND INFORMATION
                                                 --------------------------------------------------------------------------
                                                                                                                FIRST
                                                                                                              FINANCIAL
                                                                                                               BANCORP
                                                                   FIXED                                       COMMON
                                                 SAVINGS          INCOME        BALANCED          EQUITY        STOCK
                                                  FUND             FUND          FUND              FUND         FUND
                                            -------------------------------------------------------------------------------

ASSETS
Investments -- at fair value:
     Goldman Sachs Prime Corporate
          Money Fund                         $  2,891,212    $      7,913   $      6,026    $     27,551   $    110,688
     Fixed Income Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                          --         1,906,727      1,320,471            --             --
     Equity Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                          --              --        1,855,481       6,413,861           --
     First Financial Bancorp
          common stock                               --              --             --              --       22,364,894
     Manager International Equity Fund               --              --             --              --             --
     T Rowe Price International Stock Fund           --              --             --              --             --
     Templeton Foreign Fund-Class A                  --              --             --              --             --
     Vanguard 500 Index Fund                         --              --             --              --             --
     Accessor Small Mid-Cap Fund                     --              --             --              --             --
     Liberty Acorn Class Z                           --              --             --              --             --
     T Rowe Price New Horizons Fd                    --              --             --              --             --
                                            -------------------------------------------------------------------------------
Total investments                               2,891,212       1,914,640      3,181,978       6,441,412     22,475,582


Receivables:
     Interest and dividends                        15,915              46             51             165        197,879
                                            -------------------------------------------------------------------------------
Total Receivables                                  15,915              46             51             165        197,879


Cash                                               (1,815)           --           (2,017)           --           (9,281)
                                            -------------------------------------------------------------------------------

Net assets available for benefits            $  2,905,312    $  1,914,686   $  3,180,012    $  6,441,577   $ 22,664,180
                                            ===============================================================================
                                                                     FUND INFORMATION
                                            ----------------------------------------------------------------------



                                                                   VANGUARD           SMALL
                                               INTERNATIONAL      500 INDEX            CAP              2000
                                                    FUND             FUND             FUND              TOTAL
                                            ----------------------------------------------------------------------

ASSETS
Investments -- at fair value:
     Goldman Sachs Prime Corporate
          Money Fund                           $     37,495    $     13,657    $     46,582      $  3,141,124
     Fixed Income Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                            --              --              --           3,227,198
     Equity Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                            --              --              --           8,269,342
     First Financial Bancorp
          common stock                                 --              --              --          22,364,894
     Manager International Equity Fund              167,231            --              --             167,231
     T Rowe Price International Stock Fund          148,833            --              --             148,833
     Templeton Foreign Fund-Class A                 187,689            --              --             187,689
     Vanguard 500 Index Fund                           --         2,995,680            --           2,995,680
     Accessor Small Mid-Cap Fund                       --              --           278,397           278,397
     Liberty Acorn Class Z                             --              --           348,358           348,358
     T Rowe Price New Horizons Fd                      --              --           293,189           293,189
                                            ----------------------------------------------------------------------
Total investments                                   541,248       3,009,337         966,526        41,421,935


Receivables:
     Interest and dividends                              95              77             161           214,389
                                            ----------------------------------------------------------------------
Total Receivables                                        95              77             161           214,389


Cash                                                    (77)           (599)           (244)          (14,033)
                                            ----------------------------------------------------------------------

Net assets available for benefits              $    541,266    $  3,008,815    $    966,443      $ 41,622,291
                                            ======================================================================





See accompanying notes.


                                            First Financial Bancorp Thrift Plan and Trust

                          Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                                          December 31, 2001


                                                                              FUND INFORMATION
                                      ----------------------------------------------------------------------------------------------
                                                                                                          FIRST
                                                                                                         FINANCIAL
                                                                                                          BANCORP
                                                            FIXED                                         COMMON
                                           SAVINGS         INCOME          BALANCED        EQUITY         STOCK       INTERNATIONAL
                                            FUND            FUND             FUND           FUND           FUND            FUND
                                      ----------------------------------------------------------------------------------------------

Investment income:
     Net appreciation (depreciation)
       in fair value of investments   $       --      $    157,621    $     20,634    $   (290,746)   $  1,879,019    $   (106,696)
     Dividends                                --              --              --              --           792,099           9,812
     Interest                              112,146           2,410           1,518           3,315           5,034             581
                                      ----------------------------------------------------------------------------------------------
Total investment income                    112,146         160,031          22,152        (287,431)      2,676,152         (96,303)

Employer contributions                        --              --              --              --           908,461            --
Participant contributions                  125,334         121,023         280,979         470,626         685,825          83,055
Transfers from merged plans                   --
Transfers from previous plans of
     new employeees                          4,820           5,519           7,274          41,877           6,349          13,053
Service fee                                    (75)           --              --               (75)         (3,753)           --
Capital gain                                  --              --              --              --              --               391
Benefits payments                       (1,054,640)       (162,950)       (735,784)     (1,021,942)     (3,007,886)        (45,293)
                                      ----------------------------------------------------------------------------------------------
Net increase (decrease) prior to
     interfund transfers                  (812,415)        123,623        (425,379)       (796,945)      1,265,148         (45,097)

Interfund transfers                        689,808         (50,702)         70,190        (335,112)       (331,703)         11,103
                                      ----------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
     available for benefits               (122,607)         72,921        (355,189)     (1,132,057)        933,445         (33,994)
Net assets available for benefits at
     beginning of year                   2,905,312       1,914,686       3,180,012       6,441,577      22,664,180         541,266
                                      ----------------------------------------------------------------------------------------------
Net assets available for benefits at
     end of year                      $  2,782,705    $  1,987,607    $  2,824,823    $  5,309,520    $ 23,597,625    $    507,272
                                      ==============================================================================================

                                                      FUND INFORMATION
                                      ----------------------------------------------------



                                             VANGUARD         SMALL
                                            500 INDEX          CAP           2001
                                              FUND            FUND           TOTAL
                                      -----------------------------------------------------

Investment income:
     Net appreciation (depreciation)
       in fair value of investments     $   (389,695)   $    (30,027)   $  1,240,110
     Dividends                                21,818             678         824,407
     Interest                                 10,948           1,123         137,075
                                      -----------------------------------------------------
Total investment income                     (356,929)        (28,226)      2,201,592

Employer contributions                          --              --           908,461
Participant contributions                    430,729         161,425       2,358,996
Transfers from merged plans
Transfers from previous plans of
     new employeees                           39,299          38,097         156,288
Service fee                                   (1,416)            (22)         (5,341)
Capital gain                                    --            20,745          21,136
Benefits payments                           (387,425)       (216,312)     (6,632,232)
                                      -----------------------------------------------------
Net increase (decrease) prior to
     interfund transfers                    (275,742)        (24,293)       (991,100)

Interfund transfers                           18,235         (71,819)           --
                                      -----------------------------------------------------
Net increase (decrease) in net assets
     available for benefits                 (257,507)        (96,112)       (991,100)
Net assets available for benefits at
     beginning of year                     3,008,815         966,443      41,622,291
                                      -----------------------------------------------------
Net assets available for benefits at
     end of year                        $  2,751,308    $    870,331    $ 40,631,191
                                      =====================================================


See accompanying notes.

                                            First Financial Bancorp Thrift Plan and Trust

                          Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                                          December 31, 2000


                                                                            FUND INFORMATION
                                       --------------------------------------------------------------------------------------------
                                                                                                             FIRST
                                                                                                           FINANCIAL
                                                                                                            BANCORP
                                                             FIXED                                          COMMON
                                            SAVINGS         INCOME        BALANCED         EQUITY           STOCK     INTERNATIONAL
                                             FUND            FUND           FUND            FUND            FUND          FUND
                                       --------------------------------------------------------------------------------------------

Investment income:
     Net appreciation (depreciation)
       in fair value of investments    $       --      $    180,924    $    152,335    $    208,563    $ (6,162,758)   $   (33,209)
     Dividends                                 --              --              --              --         1,507,248          5,746
     Interest                               248,945           2,601           8,196           7,339           8,602          1,431
                                       --------------------------------------------------------------------------------------------
Total investment income                     248,945         183,525         160,531         215,902      (4,646,908)       (26,032)

Employer contributions                         --              --              --              --           878,145           --
Participant contributions                    92,216          67,660         281,220         493,350         843,628         61,878
Transfers from merged plans               1,637,665         229,370       1,757,372       1,364,265          90,264        393,970
Transfers from previous plans of
     new employeees                            --             1,267             131           1,530           2,095          1,188
Service fee                                    --              --              --              --            (2,353)          --
Benefits payments                        (1,339,700)       (104,025)       (371,037)       (806,575)     (3,093,425)       (15,009)
                                       --------------------------------------------------------------------------------------------
Net increase (decrease) prior to
     interfund transfers                    639,126         377,797       1,828,217       1,268,472      (5,928,554)       415,995

Interfund transfers                         (42,179)        562,639         (86,399)       (402,172)     (1,805,840)       125,271
                                       --------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
     available for benefits                 596,947         940,436       1,741,818         866,300      (7,734,394)       541,266
Net assets available for benefits at
     beginning of year                    2,308,365         974,250       1,438,194       5,575,277      30,398,574           --
                                       --------------------------------------------------------------------------------------------
Net assets available for benefits at
     end of year                       $  2,905,312    $  1,914,686    $  3,180,012    $  6,441,577    $ 22,664,180    $   541,266
                                       ============================================================================================
                                                      FUND INFORMATION
                                      --------------------------------------------------



                                             VANGUARD          SMALL
                                             500 INDEX          CAP          2000
                                               FUND            FUND          TOTAL
                                      ---------------------------------------------------

Investment income:
     Net appreciation (depreciation)
       in fair value of investments      $   (252,820)   $    (77,142)   $ (5,984,107)
     Dividends                                 29,046           1,712       1,543,752
     Interest                                   6,598           2,346         286,058
                                      --------------------------------------------------
Total investment income                      (217,176)        (73,084)     (4,154,297)

Employer contributions                           --              --           878,145
Participant contributions                     335,226          87,918       2,263,096
Transfers from merged plans                 1,884,912         578,678       7,936,496
Transfers from previous plans of
     new employeees                             8,969           8,574          23,754
Service fee                                      --              --            (2,353)
Benefits payments                            (255,602)        (31,837)     (6,017,210)
                                      --------------------------------------------------
Net increase (decrease) prior to
     interfund transfers                    1,756,329         570,249         927,631

Interfund transfers                         1,252,486         396,194            --
                                      --------------------------------------------------
Net increase (decrease) in net assets
     available for benefits                 3,008,815         966,443         927,631
Net assets available for benefits at
     beginning of year                           --              --        40,694,660
                                      --------------------------------------------------
Net assets available for benefits at
     end of year                         $  3,008,815    $    966,443    $ 41,622,291
                                      ==================================================



See accompanying notes.

                  First Financial Bancorp Thrift Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF THE PLAN

The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.

First Financial Bancorp (Bancorp) is the sponsor of the Plan.

GENERAL

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of First Financial Bancorp (Plan Sponsor) and affiliates who have attained at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants' discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

FUNDING

Employer contributions to the Plan are equal to 50 percent of the employee's contribution limited to three (3) percent of the employee's base salary. Employer contributions are invested in the First Financial Bancorp Common Stock Fund and are fully vested upon contribution to the Plan. Although the sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Participants may elect to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to February 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis. All contributions are fully vested when made and can be made to any of the investment options.

                  First Financial Bancorp Thrift Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPATING CORPORATIONS

The terms of the Plan provide that any corporation, which is or becomes a subsidiary of Bancorp may, with consent of Bancorp, adopt this plan for those employees which the subsidiary determines shall be eligible.

Effective January 1, 2000, the Plan was amended to admit the employees of Sand Ridge Bank and Hebron Deposit Bank, both wholly-owned subsidiaries of Bancorp.

BENEFIT PAYMENTS

Participants who have withdrawn all of their after-tax contributions may elect to withdraw employer contributions and the earnings of their accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant's right to make contributions for one year.

Active employees under 59-1/2 years of age may withdraw before-tax savings only if the participant can prove "financial hardship" as defined by the Internal Revenue Service. If a participant is an active employee over 59-1/2 years of age, he or she may withdraw any amount of before-tax savings for any reason. Any distribution of before-tax funds results in a one-year suspension of participation in the Plan. Withdrawal of funds must be made in the following sequences: after-tax contributions; earnings on participants' after-tax contributions; employer contributions; and before-tax contributions.

PARTICIPANTS' ACCOUNTS

Earnings are allocated on beginning account balances less any withdrawals during the quarter. A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant's rights to make future contributions for six months.

                  First Financial Bancorp Thrift Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANTS' ACCOUNTS (CONTINUED)

Employee contributions to the Plan may be allocated, in 5 percent increments, among any of the eight available funds, as follows:

      The Savings Fund invests primarily in the Goldman Sachs Prime Corporate Money Fund, which holds a diversified portfolio of high-grade short-term debt obligations that have minimal credit risk. The fund seeks to maintain a net asset value of $1.00 per unit. The investment objective is to provide income, preserve capital, and provide liquidity.

      The Fixed Income Fund invests primarily in the Fixed Income Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First National Bank of Southwestern Ohio, which holds a diversified portfolio of U.S. Government bonds, notes, agencies, and high quality corporate bonds. The fund only purchases bonds with a credit rating of A or better and a short to intermediate term maturity. The objectives of the Fixed Income Fund are to provide a reasonable level of income and stability of capital.

      The Balanced Fund divides its investments between the Equity Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First National Bank of Southwestern Ohio and the Fixed Income Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First National Bank of Southwestern Ohio. The objectives of the Balanced Fund include providing current income, conserving capital, and long-term growth capital. The Balanced Fund's risk is generally considered to be more than the Savings and Fixed Income Funds, but less than the Equity Fund and the First Financial Bancorp Common Stock Fund.

      The Equity Fund invests in the Equity Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First National Bank of Southwestern Ohio, which holds a diversified portfolio of common stocks. The investment objective is long-term growth of capital.

      The First Financial Bancorp Common Stock Fund invests primarily in First Financial Bancorp Common Stock. The investment objective is long-term growth of capital. This fund is generally considered to be the riskiest investment alternative offered because of the absence of diversification.

                  First Financial Bancorp Thrift Plan and Trust

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANTS' ACCOUNTS (CONTINUED)

      The International Fund invests primarily in international mutual funds, which invest in stocks of established and emerging foreign markets. Performances of foreign stocks are closely tided to the economic, political, and environmental condition of a country and region.

      The Vanguard 500 Index Fund invests primarily in the Vanguard 500 Index, which seeks investment results that correspond with the price and yield performance of the S&P 500 index. Though the fund seeks to match the S&P 500 index, its performance typically can be expected to fall short by a small percentage representing operating costs.

      The Small Capital Fund invests primarily in small cap mutual funds, which invest in stock of emerging companies whose market value generally is below $2 billion. These stocks tend to be more volatile and may perform differently than large cap stocks.

PLAN TERMINATION

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances, which become 100 percent vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Separate trust accounts at First National Bank of Southwestern Ohio, a wholly-owned subsidiary of Bancorp, are used to hold and invest the Plan's assets. Investments are stated at fair values based on quoted closing market prices obtained by the trustee from published market data. Security transactions are recorded on the trade date.

                  First Financial Bancorp Thrift Plan and Trust

3. INVESTMENTS

The Plan uses the average cost method for determining the cost of securities sold when determining realized gains and losses. The Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by $1,240,110 in 2001 and depreciated by $5,984,107 in 2000 as follows:

                                                                                        YEAR ENDED DECEMBER 31, 2001
                                       ----------------------------------------------------------------------------------------
                                                                                      FIRST
                                                                                    FINANCIAL
                                           FIXED                                     BANCORP                      VANGUARD
                                          INCOME       BALANCED        EQUITY         COMMON         INT'L           500
                                           FUND          FUND           FUND        STOCK FUND        FUND           FUND
                                        -----------   -----------    -----------    -----------   -----------    -----------
Unrealized appreciation
(depreciation) in
  fair value of:
   First Financial Bancorp Common
    Stock                               $      --     $      --      $      --      $ 1,098,062   $      --      $      --
   Employee Benefit Equity Fund                --         (72,215)      (294,698)          --            --             --
   Employee Benefit Fixed Income Fund       112,001        58,610           --             --            --             --
   International Stock Fund                    --            --             --             --        (106,696)          --
   Vanguard 500 Index Fund                     --            --             --             --            --         (355,696)
   Small Cap Fund                              --            --             --             --            --             --

Realized gain:
   First Financial Bancorp Common Stock        --            --             --          780,957          --             --
   Employee Benefit Equity Fund                --          34,239          3,952           --            --             --
   Employee Benefit Fixed Income Fund        45,620          --             --             --            --             --
   International Stock Fund                    --            --             --             --            --             --
   Vanguard 500 Index Fund                     --            --             --             --            --          (33,999)
   Small Cap Fund                              --            --             --             --            --             --
                                        -----------   -----------    -----------    -----------   -----------    -----------
Net appreciation (depreciation):        $   157,621   $    20,634    $  (290,746)   $ 1,879,019   $  (106,696)   $  (389,695)
                                        ===========   ===========    ===========    ===========   ===========    ===========

                                       YEAR ENDED DECEMBER 31, 2001
                                       ----------------------------


                                             SMALL
                                              CAP
                                              FUND           TOTAL
                                          -----------    -----------
Unrealized appreciation
(depreciation) in
  fair value of:
   First Financial Bancorp Common
    Stock                                 $      --      $ 1,098,062
   Employee Benefit Equity Fund                  --         (366,913)
   Employee Benefit Fixed Income Fund            --          170,611
   International Stock Fund                      --         (106,696)
   Vanguard 500 Index Fund                       --         (355,696)
   Small Cap Fund                             130,560        130,560

Realized gain:
   First Financial Bancorp Common Stock          --          780,957
   Employee Benefit Equity Fund                  --           38,191
   Employee Benefit Fixed Income Fund            --           45,620
   International Stock Fund                      --             --
   Vanguard 500 Index Fund                       --          (33,999)
   Small Cap Fund                            (160,587)      (160,587)
                                          -----------    -----------
Net appreciation (depreciation):          $   (30,027)   $ 1,240,110
                                          ===========    ===========

                                First Financial Bancorp Thrift Plan and Trust

3. INVESTMENTS (CONTINUED)

                                                                                    YEAR ENDED DECEMBER 31, 2000
                                          ---------------------------------------------------------------------------------------
                                                                                       FIRST
                                                                                     FINANCIAL
                                              FIXED                                   BANCORP                       VANGUARD
                                             INCOME      BALANCED        EQUITY        COMMON          INT'L           500
                                              FUND         FUND            FUND      STOCK FUND        FUND            FUND
                                          -----------   -----------    -----------   -----------    -----------    -----------
Unrealized appreciation
(depreciation) in
  fair value of:
   First Financial Bancorp Common
     Stock                                $      --     $      --      $      --     $(5,451,554)   $      --      $      --
   Employee Benefit Equity Fund                  --          32,793        206,438          --             --             --
   Employee Benefit Fixed Income Fund         179,985       123,105           --            --             --             --
   International Stock Fund                      --            --             --            --          (62,497)          --
   Vanguard 500 Index Fund                       --            --             --            --             --         (253,282)
   Small Cap Fund                                --            --             --            --             --             --

Realized gain:
   First Financial Bancorp Common Stock          --            --             --        (711,204)          --             --
   Employee Benefit Equity Fund                  --          (3,563)         2,125          --             --             --
   Employee Benefit Fixed Income Fund             939          --             --            --             --             --
   International Stock Fund                      --            --             --            --           29,288           --
   Vanguard 500 Index Fund                       --            --             --            --             --              462
   Small Cap Fund                                --            --             --            --             --             --
                                          -----------   -----------    -----------   -----------    -----------    -----------
Net appreciation (depreciation):          $   180,924   $   152,335    $   208,563   $(6,162,758)   $   (33,209)   $  (252,820)
                                          ===========   ===========    ===========   ===========    ===========    ===========

                                            YEAR ENDED DECEMBER 31, 2000
                                          -------------------------------


                                                SMALL
                                                 CAP
                                                 FUND           TOTAL
                                             -----------    -----------
Unrealized appreciation
(depreciation) in
  fair value of:
   First Financial Bancorp Common
     Stock                                   $      --      $(5,451,554)
   Employee Benefit Equity Fund                     --          239,231
   Employee Benefit Fixed Income Fund               --          303,090
   International Stock Fund                         --          (62,497)
   Vanguard 500 Index Fund                          --         (253,282)
   Small Cap Fund                               (187,283)      (187,283)

Realized gain:
   First Financial Bancorp Common Stock             --         (711,204)
   Employee Benefit Equity Fund                     --           (1,438)
   Employee Benefit Fixed Income Fund               --              939
   International Stock Fund                         --           29,288
   Vanguard 500 Index Fund                          --              462
   Small Cap Fund                                110,141        110,141
                                             -----------    -----------
Net appreciation (depreciation):             $   (77,142)   $(5,984,107)
                                             ===========    ===========

         The fair value of individual investments that represent five (5) percent or more of the Plan's net assets are as follows:

                                                                                         DECEMBER 31
                                                                                 2001                    2000
                                                                      ----------------------- ------------------------
First Financial Bancorp common stock                                        $23,249,409              $22,364,894
Employee Benefit Equity Fund                                                  6,919,319                8,269,342
Employee Benefit Fixed Income Fund                                            3,013,851                3,227,198
Prime Corporate Money Fund                                                    3,290,463                3,141,124
Vanguard 500 Index Fund                                                       2,665,985                2,995,680

                  First Financial Bancorp Thrift Plan and Trust

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 1995, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. However, the Plan has been amended and restated subsequent to the date of the determination letter. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Administrative and other service fees are paid by the Plan Sponsor. The Trust is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Trust invests in common stock of the Plan Sponsor.

An affiliate of the Plan Sponsor is the Plan Trustee.

                             SUPPLEMENTAL SCHEDULES

                  First Financial Bancorp Thrift Plan and Trust

                             EIN 31-1042001/Plan 002

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                    NUMBER OF SHARES OR                                          CURRENT
      IDENTITY OF ISSUE/DESCRIPTION OF ASSET         PRINCIPAL AMOUNT                   COST                      VALUE
---------------------------------------------------------------------------------------------------------------------------------

First Financial Bancorp common stock*                1,317,247 shares                     $ 8,575,990               $ 23,249,409

Goldman Sachs
   Prime Corporate Money Fund                        3,290,463 shares                       3,290,463                  3,290,463

Fixed Income Fund - Collective
   Investment Fund for Pension and
   Profit Sharing Trusts of First National
   Bank of Southwestern Ohio                           62,706 shares                        2,424,835                  3,013,851

Equity Fund - Collective
   Investment Fund for Pension and
   Profit Sharing Trusts of First National
   Bank of Southwestern Ohio                           47,878 shares                        5,811,247                  6,919,319

International Fund
    Managers International Equity Fund                 4,002 shares                           215,698                    150,525
    T Rowe Price International Stock Fund              13,030 shares                          225,698                    143,201
    Templeton Foreign Fund-Class A                     19,911 shares                          205,698                    184,176

Vanguard 500
    Vanguard 500 Index Fund                            25,177 shares                        3,274,963                  2,665,985

Small Cap
    Neuberger & Berman Genesis Fund                    13,334 shares                          270,855                    271,089
    Liberty Acorn Class Z                              14,694 shares                          258,983                    262,725
    T Rowe Price New Horizons Fd                       11,785 shares                          327,393                    266,694
                                                                               -----------------------    -----------------------
                                                                                          $24,881,823                $40,417,437
                                                                               ==================================================


* Indicates party-in-interest to the Plan


                                            First Financial Bancorp Thrift Plan and Trust

                                                       EIN 31-1042001/Plan 002

                                           Line 27d - Schedule of Reportable Transactions

                                                For the year ended December 31, 2001


                                                                            EXPENSES                        CURRENT
                                                                            INCURRED                       VALUE OF         NET
                                           PURCHASE          SELLING          WITH        COST OF          ASSET ON         GAIN
IDENTITY OF ISSUE/DESCRIPTION OF ASSET       PRICE            PRICE       TRANSACTION     ASSET        VALUATION DATE      (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii)--series of transactions in excess of 5 percent of plan assets

*  Goldman Sachs Prime
          Corporate Money Fund            $ 8,104,185    $         -     $       -     $ 8,104,185      $ 8,104,185      $      -

*  Goldman Sachs Prime
          Corporate Money Fund                      -      7,954,846             -       7,954,846        7,954,846             -




   There were no category (i), (ii), or (iv) reportable transactions during 2001.


*  Transaction occurred on the market.
    NOTE:  Rental expense is not applicable

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.









                                          FIRST FINANCIAL BANCORP
                                          THRIFT AND TRUST



Date:   June 26, 2002                     By:   /s/ Betty S. Irvine
     ----------------------                   -------------------------------
                                              Betty S. Irvine
                                              Asst. Vice President
                                              Human Resources
                                              First Financial Bancorp



                                              /s/ C. Douglas Lefferson
                                              -----------------------------
                                              C. Douglas Lefferson
                                              Sr. Vice President and Chief
                                              Financial Officer
                                              First Financial Bancorp